Mail Stop 3561

June 12, 2007

Charles Camorata
President
Skreem Entertainment Corporation
11637 Orpington Street
Orlando, Florida 32817

>   **Re: Skreem Entertainment Corporation**
>   **Registration Statement on Form 10-SB**
>   **Filed June 8, 2007**
>   **File No. 000-52677**

Dear Mr. Camorata:

We have monitored your filing and have the following comments. Where indicated, we think you should revise your document in response to our comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments. Please note that all page references are based on the EDGAR version.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Due to the losses you incurred for the fiscal years ended March 31, 2006 and 2005, you do not meet the conditions under Item 310(g)(2)(iii) of Regulation S-B. In this regard, in an amendment to the Form 10-SB, please update with audited financial statements for the fiscal year ended March 31, 2007. The inclusion of updated audited financial statements may require significant additional time for our review.

2. In light of the updated audited financial statements, please also update all other financial information included in the filing. For example, your management discussion and analysis will need to be updated accordingly.

* * * * *

You may wish to provide us with marked copies of the amendment to expedite our review. Please understand that we may have additional comments after reviewing your amendment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Juan Migone at (202) 551-3312 if you have questions regarding the financial statements or related matters. Please call me at (202) 551-3816 if you have any other questions.

Regards,

Joseph A. Foti
Senior Assistant Chief Accountant